October 19, 2006

Ms. Amanda B. Roberts
Staff Accountant
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549

Dear Ms. Roberts:

We are in receipt of your Comment Letter dated October 17, 2006 regarding your review of NetBank, Inc.’s Item 4.01 Form 8-K filed on October 16, 2005.  Following please find our responses.  We have incorporated your comments below in order to facilitate your review of our responses.  If you have any questions concerning our responses, or if we can assist with your review in some other way, please do not hesitate to contact Jim Gross, Chief Finance Executive, at (803) 462-8160 or Steve Herbert, Chief Executive Officer, at (803) 462-8539.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings and that the Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking action with respect to any filing.  We acknowledge that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.               We note that your relationship with your auditor will end as of the filing of the quarterly report on Form 10-Q for the period ended September 30, 2006.  Upon filing of this quarterly report, please amend your Form 8-K to specifically identify the date of resignation and interim period from the date of the last audited financial statements.  Include an updated letter from your former auditor addressing your revised disclosures as an exhibit to your Form 8-K/A.

NetBank plans to file its Quarterly Report on Form 10-Q on November 9, 2006.  At that time, we will amend our Form 8-K by filing a Form 8-K/A that specifically identifies the date of resignation of Ernst & Young, LLP and the interim period from the date of the last audited financial statements.  We will also include an updated letter from Ernst & Young, LLP as an exhibit to such Form 8-K/A.

2.               We note that you do not yet appear to have engaged a new independent accountant to audit your financial statements.  Please file an 8-K to provide the disclosures required by Item 304(a)(2) of Regulation S-K upon engagement of your successor auditor.

NetBank has not yet engaged, but is in the process of selecting, a successor independent accountant.  We will file an 8-K that provides the disclosures required by Item 304(a)(2) of Regulation S-K, upon engagement of a successor auditor.

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We hope that you find the foregoing helpful.  If you have further questions, please feel free to contact me.

Respectfully,

James P. Gross
Chief Finance Executive
NetBank, Inc.

cc:           Steven F. Herbert, NetBank, Inc. Chief Executive Officer